[Letterhead of Prosperity Bancshares, Inc.]

August 17, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Prosperity Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarter Ended March 31, 2007
File No. 000-25051

Ladies and Gentlemen:

The purpose of this letter is to respond to your letter dated July 11, 2007 to David Hollaway, Chief Financial Officer of Prosperity Bancshares, Inc. (the “Company”), setting forth the staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management’s Discussion and Analysis

Allowance for Credit Losses, page 40

1.	We note your disclosure on page 42 that in 2006 the company revised its allowance methodology to provide for more specific allowance of its reserves.

Securities and Exchange Commission

August 17, 2007

Please describe for us your previous methodology related to your unallocated allowance and the methodology changes implemented in 2006.

Prior to 2006, the Company determined the unallocated portion of its allowance for credit losses by developing and applying a loss factor based on historical losses and various environmental risk factors over all loans outstanding in the Company’s loan portfolio. Beginning in 2006, the Company enhanced its methodology for determining the unallocated portion of the allowance for credit losses by segmenting these factors and risk criteria with respect to the various categories of outstanding loans. Accordingly, different loss factors are applied to different categories of loans, depending on the environmental risk factors as well as the historical charge-off data related to such loans. The enhancements to the methodology by themselves did not result in any changes to the Company’s overall allowance for credit losses.

Consolidated Financial Statements

Note 7 – Allowance for Credit Losses, page 83

2.	Please provide us with a comprehensive analysis describing how you applied the guidance of SOP 03-3 for each acquisition completed during 2005 and 2006. Quantify and describe the nature of non-performing loans acquired and describe your determination of which loans were within the scope of the SOP.

In 2005, the Company completed the acquisitions of First Capital Bankers, Inc. and Grapeland Bancshares, Inc. and in 2006, the Company completed the acquisition of SNB Bancshares, Inc. Prior to consummation of each of these acquisitions, the target entity disposed of a portion of its loans, including all loans that were deemed by such entity to be nonperforming at that time.

The Company evaluated each target entity’s loan portfolio at the acquisition date. To identify loans within the scope of Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, the Company reviewed the loans acquired from each target entity to determine those that (1) have experienced deterioration of credit quality between origination and the date of acquisition and (2) for which it was probable, at the acquisition date, that the Company will be unable to collect all contractually required payments receivable. To identify loans that could meet these two criteria, the Company reviewed the each target entity’s loans that were past

Securities and Exchange Commission

August 17, 2007

due 90 days or more, designated as non-accrual or had higher risk ratings. Each identified loan was reviewed to determine the likelihood of repayment, including the strength of the underlying collateral and the borrower’s financial position.

At each respective acquisition date, the Company believed that it would be able collect all the contractually required payments related to the acquired loans. Accordingly, the Company acquired no loans with which there was an expected difference between contractual cash flows and expected cash flows that would have brought such loans within the scope of SOP 03-3.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Management’s Discussion and Analysis

Allowance for Credit Losses, page 18

3.	We note your disclosure that the allowance balance acquired with acquisitions in the three months ended March 31, 2007 was approximately $12.7 million. Please reconcile for us the allowance balance acquired with the sum of the allowance for loan losses of the Texas United Bancshares bank subsidiaries as disclosed in their December 31, 2006 Call Reports. Describe for us the reasons for the significant increase in the allowance between December 31, 2006 and January 31, 2007, including the nature and amounts of any adjustments made to the allowance prior to or in connection with the acquisition.

In late December 2006, Texas United Bancshares, Inc. (“Texas United”) sold approximately $20.5 million in loans at a discount. The balances of such loans remaining, aggregating $3.8 million, were then charged off. Texas United advised the Company that, based upon the sale of such loans and the related charge-offs, and in accordance with its methodology for determination of the allowance for loan losses, Texas United made a provision for loan losses of $4.2 million in January 2007 to increase its allowance for loan losses to an amount that it determined would be adequate to cover probable losses inherent in the Texas United loan portfolio. Subsequent to taking this provision, Texas United recorded additional charge-offs against the allowance for loan losses which resulted in a net increase in the Texas United allowance during January 2007 of $3.7 million. These transactions took place prior to the Company’s acquisition of Texas United.

Securities and Exchange Commission

August 17, 2007

A breakdown of the transactions in the Texas United allowance for loan losses during January 2007 is as follows (dollars in thousands):

Beginning Balance 12/31/06:	$8,981	(1)
Texas United provision for loan losses	4,224
Texas United net charge-offs	(465)

Ending Balance 1/31/07:	$12,740

(1)	Includes $3.8 million in net charge-offs made in late December 2006.

There were no adjustments made to the Texas United allowance for loan losses in connection with the acquisition. The Company evaluated the guidance contained in item A.5, Topic 2: Business Combinations of Staff Accounting Bulletin Releases related to “adjustments to allowances for loan losses in connection with business combinations” in determining the appropriate level of allowance that should be recorded on the Company’s books related to the acquisition. The Company concluded that the amount recorded was appropriate based on the Company’s established methodology in determining the adequacy of its allowance for credit losses.

4.	Please describe for us how you applied the guidance of SOP 03-3 for loans acquired in the Texas United Bancshares acquisition. Quantify and describe the nature of non-performing loans acquired and describe your determination of which loans were within the scope of the SOP.

To identify loans within the scope of SOP 03-3, the Company reviewed the loans acquired from Texas United to determine those that (1) have experienced deterioration of credit quality between origination and the date of acquisition and (2) for which it was probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable. To identify loans that could possibly meet these two criteria, the Company reviewed the Texas United loans that were past due 90 days or more, designated as non-accrual or had higher risk ratings. Each identified loan was reviewed to determine the likelihood of repayment, including the strength of the underlying collateral and the borrower’s financial position.

Any loan for which the discounted value of the expected cash flows resulted in a deficit was deemed to be impaired under SOP 03-3. The Company identified ten loans that had

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August 17, 2007

a total outstanding balance of approximately $799,000 at the date of acquisition which it deemed to be impaired under SOP 03-3. As indicated in response to question 3 above, a portion of the loans in the Texas United loan portfolio were sold at a discount with any remaining portion charged off prior to the acquisition date.

Form 8-K filed July 3, 2007:

5.	We note your disclosure that the merger agreement amendment increases The Bank of Navasota’s minimum allowance for loan losses from 1.3% to 2.0%. Please tell us the reasons for this amendment to the merger agreement.

The Agreement and Plan of Reorganization dated as of May 1, 2007, as amended (the “Merger Agreement”), by and among the Company, Prosperity Bank and The Bank of Navasota, N.A. (the “Bank”) was amended to correct a typographical error. The Merger Agreement includes a requirement that as of the last day of the calendar month immediately preceding the closing date of the merger, the Bank’s allowance for loan losses be in an amount equal to at least 2.0% of total loans as of such date (the “Minimum Allowance Requirement”). The Merger Agreement also includes a provision that requires a deduction to the merger consideration if the Bank’s equity capital on the closing date of the merger is less than a specified dollar amount. The purpose of the Minimum Allowance Provision is to prevent the Bank from attempting to increase its equity capital by reducing or ceasing to make provisions to its allowance for loan losses pursuant to its established methodology during the time between execution of the Merger Agreement and the closing date. During negotiations, the parties determined that the Minimum Allowance Requirement would be equal to the Bank’s ratio of the allowance for loan losses to total loans as of the Bank’s most recent financial statements provided to the Company. As of the date of the letter of intent executed by the parties, the Bank’s ratio of the allowance for loan losses to total loans was 2.0%. The ratio of 1.3% included in the original agreement was a typographical error. When the parties realized this error, the Merger Agreement was amended to reflect the intent of the parties.

Securities and Exchange Commission

August 17, 2007

In connection with this response letter with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David Hollaway
David Hollaway Chief Financial Officer